UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                             Commission File Number: 000-51043

                           NOTIFICATION OF LATE FILING

         (Check One):
|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR
|_| Form N-CSR

         For Period Ended: December 31, 2005

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: International Wire Group, Inc.

Former name if applicable:  N/A

Address of principal executive office (street and number): 12 Masonic Ave. City, state and zip code: Camden, NY 13316

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |X|

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

            International Wire Group, Inc. (the "Company") is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the "2005 Annual Report on Form 10-K") in a timely manner without unreasonable effort and expense in light of the circumstances described below.

            On March 16, 2005, the management and audit committee of the Company concluded that as of December 31, 2005, the Company did not maintain effective control over the evaluation and completeness of our deferred tax assets and liabilities, the associated valuation allowances established in previous years to reflect the likelihood of the recoverability of net deferred tax assets and the income tax provision (benefit) for continuing and discontinued operations. Specifically, the Company did not have effective controls in place to identify the differences between book and tax accounting for fixed assets and certain inventory reserves and LIFO inventories. This control deficiency resulted in audit adjustments to the 2004 tax footnote disclosures and the Company's 2005 annual consolidated financial statements. In addition, this control deficiency could result in a material misstatement to the aforementioned accounts that would result in a material misstatement to the Company's annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

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
            The Company is working diligently to finalize its financial statements for the fiscal year ended December 31, 2005 including final adjustments, if any, to the deferred income tax accounts and income tax provision (benefit). Additional work is needed to complete the necessary review and analysis which has delayed the Company's completion of its financial statements.


                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

Glenn Holler                     (314)                     719-1000
---------------------            -------------             ---------------------
(Name)                           (Area Code)               (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                |X| Yes |  | No


         (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                |X| Yes |_| No


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         On October 20, 2004, the Company emerged from Chapter 11 bankruptcy and in accordance with SOP 90-7, adopted fresh-start reporting as the holders of the existing shares of the Company immediately prior to filing and confirmation of the reorganization plan received less than 50 percent of the voting shares of the emerging entity, and its reorganization value immediately before the confirmation of reorganization plan was less than the total of its allowed claims and post-petition liabilities. Under fresh-start reporting, the Company is deemed to be a new entity for financial reporting purposes. The Company's financial statements for the fiscal year ended December 31, 2004 included consolidated financial statements for the period January 1, 2004 to October 19, 2004 (the period prior to the Company's emergence from bankruptcy) and consolidated financial statements for the period October 20, 2004 through December 31, 2004 (the period following the Company's emergence from bankruptcy). As a result of the foregoing, the Company's financial statements for the year ended December 31, 2005 will not be comparable in many respects to the financial statements at and for the period ended December 31, 2004.

         As discussed in Part III above, as of the date of this filing, the Company is still reviewing and finalizing its income tax accounting for the


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
fiscal year ended December 31, 2005. The Company cautions that the following preliminary and unaudited financial results are predominantly based on currently available information and are subject to the final annual closing process and completion of customary annual review procedures by the Company and completion of the audit of the Company's financial statements by its independent auditors. The Company expects that its operating results for the fiscal year ended December 31, 2005 and the pro forma results (which primarily give effect to the Company's adoption of fresh start reporting, as described in the Company's Amendment No. 4 to Form S-1 on August 2, 2005) for the fiscal year ended December 31, 2004 will generally compare as follows.

      o Net sales from continuing operations for the year 2005 are expected to be approximately $539 million, compared to $431 million for the year 2004, reflecting an increase in the average selling price of copper in 2005 compared to 2004, the impact from a lower proportion of customers' tolled copper in 2005 compared to 2004 and a volume increase.

      o Cost of goods sold, exclusive of depreciation is expected to be approximately $473 million for the year ended December 31, 2005 compared to $360 million for the year 2004, primarily from the increase in the average selling price and cost of copper in 2005 compared to 2004, the impact from a proportion of customers' tolled copper in 2005 compared to 2004 and increased insulating compound materials, utility rates and European production costs.

The Company expects to report net loss for the year 2005 of approximately $11 million compared to a pro forma net loss of $2.3 million in 2004. The reported net loss for the period October 20 through October 31, 2004 was $10.8 million and the reported net income for the period January 1, 2004 through October 19, 2004 was $237.3 million, reflecting reorganization items of approximately $246.6 million.


         Forward-Looking Information is Subject to Risk and Uncertainty

Certain statements in this report may constitute "forward-looking" statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expects," "intends," "plans," "projects," "believes," "estimates," and similar expressions are used to identify these forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Our actual results and future trends may differ materially depending on a variety of factors, including the continued operation, viability and growth of customers, production rate increases and decreases, acquisition and divestiture plans, and other cost-reduction and productivity efforts; failure of acquisition and expansion plans to perform as expected; performance issues with key suppliers, subcontractors and customers; global trade policies; worldwide political stability; domestic and international economic conditions; competition; price escalation including the price of copper and copper premiums; cancellations in customer orders and changes in demand; loss of a significant customer; loss of


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key employees or deterioration in the relationship with out employees; our substantial indebtedness; legal and investigatory proceedings; actions by governmental regulators; and other economic, political and technological risks and uncertainties.






















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
                         International Wire Group, Inc.
      ---------------------------------------------------------------------
                   (Name of Registrant as Specified in Charter

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 3, 2006

                                        INTERNATIONAL WIRE GROUP, INC.

                                        By: /s/ Glenn Holler
                                            ----------------------------------
                                            Name: Glenn Holler
                                            Title: Chief Financial Officer

























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